Exhibit 99.1
Mindray Appoints Mr. Jie Liu as Chief Financial Officer
Mr. Ronald Ede Will Remain With Mindray as a Director
SHENZHEN, China, March 18 /PRNewswire-Asia-FirstCall/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced the appointment of Mr. Jie Liu as Chief Financial Officer (CFO) of the Company effective as of April 30, 2011, succeeding Mr. Ronald Ede. Mr. Ede will step down from the role of CFO to pursue other personal interests. He will remain with Mindray as a director on Mindray’s board and will act in an advisory capacity to Mr. Liu to ensure an orderly transition. Mr. Liu will remain as Mindray’s Chief Operating Officer (COO) at the same time.
Mr. Liu has served as COO since August, 2008. Previously, he served as the Executive Vice President of international sales and marketing since 2007 and Vice President of international sales and marketing since 2005. Prior to joining Mindray, Mr. Liu worked in sales, marketing and product management roles with Hewlett-Packard and Johnson and Johnson. He holds an MBA degree from the University of Michigan, an M.S. degree from the Chinese Academy of Science, and a bachelor’s degree in Engineering from Zhejiang University. Mr. Liu has played a leadership role in taking Mindray from a private company mainly operating in China to a truly global organization with an increasingly internationalized talent base.
“Working with Mindray over the past several years has been a pleasure,” commented Mr. Ede. “The Company has made a profound transition from a private Chinese company to a publicly traded global company well positioned to benefit from the growing trends in the world’s medical device industry. While it was a difficult decision to end my day-to-day involvement at Mindray, I look forward to continuing my work as a director on Mindray’s board with undiminished enthusiasm and commitment. I believe that Jie brings the perfect combination of operational experience and leadership to continue to grow the business.”
“With Mindray entering an important phase of its growth, we believe Jie is exceptionally qualified to take on the CFO position given his leadership skills and deep financial knowledge,” commented Mr. Li Xiting, Mindray’s President and co-Chief Executive Officer. “His varied managerial roles with international medical device companies, coupled with his breath of financial knowledge throughout his leadership roles within Mindray over the years, make him the ideal choice to succeed Ronnie.”
Mr. Ede has served as Vice President of international operation and later Mindray’s CFO since June 2008. He was appointed to Mindray’s board of directors in September 2006.
“Ronnie has been instrumental in positioning Mindray as an internationally recognized, value-driven medical device company,” said Mr. Xu Hang, Mindray’s Chairman and co-Chief Executive Officer. “On behalf of the board of directors and Mindray, I want to personally thank Ronnie for his tremendous contributions to the company over the past several years. We are fortunate to have Ronnie remain with us as a director, and we will continue to look to him for guidance and leadership.”
Mr. Ede will continue to serve on Mindray’s board of directors. Mr. Liu will immediately begin working closely with Mr. Ede in the transition period between now and April 30, 2011, when Mr. Liu takes on the CFO role. Mr. Ede will remain available in an advisory capacity after Mr. Liu takes the CFO position.
Mindray is also pleased to announce that Mr. Alex Lung, Group Finance Director, and Ms. May Li, Group Finance

and IR Director, will be promoted as Deputy CFOs.
Mr. Lung has served as Group Finance Director since June, 2009. Prior to joining Mindray, he held a position as Corporate Controller of ASAT Holdings Limited; and as Finance Manager of Clipsal Asia Holdings Limited, a subsidiary of Schneider Electric. Mr. Lung has 10 years of professional experience at KPMG engaged in auditing, corporate finance and management consulting. Mr. Lung graduated from Imperial College, London, UK with a bachelor’s degree in Mechanical Engineering. He is also an associate member of City & Guilds and a fellow member of the UK Association of Chartered Certified Accountant.
Ms. Li has served as Group Finance Director since December, 2010. Previously, she served as Group IR Director and Manager since 2007. Prior to joining Mindray, Ms. Li worked as Assistant Vice President at Financial Dynamics, a UK financial communications consultancy in Hong Kong. She spent earlier years in her career with Proctor & Gamble in Shanghai as a management trainee. Ms. Li graduated from School of Law, Peking University with a bachelor’s degree in Sociology. She is also a member of the National Investor Relations Institute of U.S.A.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com .
For investor and media inquiries please contact:
In the U.S:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
Cathy Gao
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: cathy.gao@mindray.com